FORM 4
OMB Approval
OMB Number 3235-0287
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   STATEMENT OF CHANGES IN BENEFICAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue.  See Instructions
_X_ Form 3 Holdings Reported
___ Form 4 Transaction


1. Name and Address of Reporting Person:               Volpe, Raymond
                                                       43 Taunton Green, 3rd Floor
                                                       Taunton, MA   02780

2. Issuer Name and Tickler or Trading Symbol:          Surgical Safety Products,
                                                       Inc.         NBMX

3. IRS or SSN of Reporting Person (Voluntary):

4. Statement for Month/Year                            September 1999

5. If Amendment, Date of Original:

6. Relation of Reporting Person to Issuer:             _ Director
                                                       _ 10% owner
                                                       X Officer (Title): Division Manager MPD
                                                       _ Other (Specify):

                                                       X Filed by One Reporting
                                                         Person.
                                                       _ Filed by more than One
                                                         Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY
          OWNED
1. Title of Security:             Common Stock    C.S. Warrants

2. Transaction Date (M/D/Y):      09/17/99

3. Transaction Code (Instr 8):    P V

4. Securities Acquired (A)
   or Disposed (D) Amount:        32,060
     (A) or (D):                  A
     Price:                       4,809

5. Amount of Securities
   Beneficially Owned at
   End of Month:                  367,060

6. Ownership Form;
   Direct (D) or Indirect (I):    D

7. Nature of Indirect
   Beneficial Ownership:          N/A


*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

FORM 5 (continued)
TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
1.  Title of Derivative Security:                            N/A

2.  Conversion or Exercise Price of Derivative Security:

3.  Transaction Date (M/D/Y):

4.  Transaction Code:
               V:

5.  Number of Derivative Securities Aquired (A) or
    Disposed of (D):

6.  Date Exercisable:
    Expiration Date:

7.  Title of Underlying Securities:
    Amount or number of Shares:

8.  Price of Derivative Security:

9. Number of Derivative Securities Beneficially Owned at end of Month:

10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:

11. Nature of Indirect Benefical Ownership:

EXPLANATION OF RESPONSES:  Consultant Fees


/s/ Raymond Volpe                          Date: 09/17/99
--------------------------------
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).